EXHIBIT 99.2

GOLD RESERVE INC.

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You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be
received by 9:30 am, Pacific Daylight Time,
June 11, 2019.

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Using a black ink pen, mark your votes with an X as shown in this example.

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Annual General and Special Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — Management recommends that you vote “FOR” each of the director nominees and “FOR” Proposals 2-3.

1. Election of the following nominees as directors, as set forth in the Management Information Circular.				+
For Withhold For Withhold		For Withhold

01 - James H. Coleman ☐ ☐	02 - Rockne J. Timm ☐ ☐	03 - A. Douglas Belanger ☐ ☐

04 - James P. Geyer ☐ ☐	05 - Jean Charles Potvin ☐ ☐	06 - Robert A. Cohen ☐ ☐

07 - James Michael Johnston ☐ ☐

	For Withhold		For Against
2. Appointment of PricewaterhouseCoopers LLP as auditors for ☐ ☐		3. To consider, pursuant to an interim order of the Alberta Court of	☐ ☐
the year ending December 31, 2019 and authorization of the		Queen’s Bench dated April 16, 2019, and, if deemed advisable, to
Board of Directors to fix the auditor’s remuneration.		approve, with or without amendment, a special resolution
approving a plan of arrangement pursuant to Section 193 of the
Business Corporations Act (Alberta), the full text of which is set forth in Appendix C in the accompanying management
information circular.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1UPX

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031QFB

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GOLD RESERVE INC.

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ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 13, 2019

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them, __________________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual General and Special Meeting of Shareholders of the Company to be held on June 13, 2019 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.	Meeting Attendance
Mark box to the right if
you plan to attend the
Annual General and
Special Meeting.

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